UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          First Chicago NBD Corporation
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    31945A100
                                 (CUSIP Number)

                            Steven Alan Bennett, Esq.
              Senior Vice President, General Counsel and Secretary
                              BANC ONE CORPORATION
                               Department OH1-0158
                            Columbus, Ohio 43271-0158
                                 (614) 248-7590
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 10, 1998
             (Date of Event Which Requires Filing of This Statement)








If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: |_|


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CUSIP No. 31945A100

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BANC ONE CORPORATION
       31-0738296

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  [__]
       (b)  [X]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS

       WC, OO (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.     SOLE VOTING POWER

       57,150,376 shares (1)(2)(See Item 5)

8.     SHARED VOTING POWER

       0(2)(See Item 5)

9.     SOLE DISPOSITIVE POWER

       57,150,376 shares (1) (2) (See Item 5)

10.    SHARED DISPOSITIVE POWER

       0(2) (See Item 5)

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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       57,150,376 shares (1)(2)(See Item 5)

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES [X]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9% (3)

14.    TYPE OF REPORTING PERSON

       HC, CO

             (1) The reporting person disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Act"). Beneficial ownership of such shares is being reported hereunder solely as a result of the option (the "Option") granted pursuant to the Option Agreement described in Item 4 hereof. BANC ONE CORPORATION ("BANC ONE") expressly disclaims any beneficial ownership of such shares of FCN Common Stock that are obtainable by BANC ONE upon exercise of the Option because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

            (2) Shares held in trust accounts, managed accounts or other similar arrangements by one or more subsidiaries of the reporting person are not included. The reporting person disclaims beneficial ownership of such shares.

            (3) Based on the number of shares of FCN Common Stock subject to the Option (without giving effect to any shares issued under the Option) relative to the outstanding number of shares of FCN Common Stock as of March 31, 1998.

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Item 1.        Security and Issuer

      This statement relates to shares of common stock, par value $1.00 per share, of FIRST CHICAGO NBD CORPORATION ("FCN Common Stock"), a Delaware corporation ("FCN"). The address of FCN's principal executive offices is One First National Plaza, Chicago, Illinois 60670.

Item 2.        Identity and Background

      (a) - (c) and (f). This Schedule 13D is being filed by BANC ONE CORPORATION, a corporation organized and existing under the laws of the State of Ohio ("BANC ONE"). BANC ONE is a multi-bank holding company that at March 31, 1998 operated banking offices in Arizona, Colorado, Illinois, Indiana, Kentucky, Louisiana, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin. BANC ONE also owns nonbank subsidiaries that engage in credit card and merchant processing, consumer and education finance, mortgage banking, insurance, venture capital, investment and merchant banking, trust, brokerage, investment management, equipment leasing and data processing. BANC ONE's principal executive offices are located at 100 East Broad Street, Columbus, Ohio 43271.

      The names of the directors and executive officers of BANC ONE and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth in Annex A to this Schedule 13D and specifically incorporated herein by reference.

      Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of BANC ONE.

      (d) - (e). During the last five years, neither BANC ONE nor, to the best knowledge of BANC ONE, any executive officer or director of BANC ONE, has been
(i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

      Pursuant to the Option Agreement described in Item 4, FCN has granted to BANC ONE the option to purchase up to 57,150,376 shares of FCN Common Stock at a price of $94.00 per share, exercisable only upon the occurrence of certain events (the "Option"). The exercise of the Option to purchase the full number of shares of FCN Common Stock currently covered thereby would require aggregate funds of approximately $5,372,135,344. If BANC ONE were to purchase shares of FCN Common Stock pursuant to the Option Agreement, BANC ONE currently anticipates that such funds would be provided from BANC ONE's working capital and from borrowings from other sources yet to be determined.

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Item 4.        Purpose of Transaction

      On April 10, 1998, BANC ONE, FCN and HORNET REORGANIZATION CORPORATION, a Delaware corporation ("Newco"), entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), pursuant to which BANC ONE and FCN will be merged seriatim with and into Newco, with Newco as the surviving corporation (the "Surviving Corporation") in each case (such mergers together, the "Merger"). Pursuant to the Reorganization Agreement, each outstanding share of common stock, without par value, of BANC ONE ("BANC ONE Common Stock") will be converted into one share of common stock, without par value, of Newco ("Newco Common Stock") upon the merger of BANC ONE into Newco (the "First Effective Time"). Each stock option to acquire BANC ONE Common Stock granted under BANC ONE's stock option plans (collectively, the "BANC ONE Stock Plans") which is outstanding and unexercised immediately prior to the First Effective Time will be converted automatically at the First Effective Time into an option to purchase Newco Common Stock and will continue to be governed by the terms of the BANC ONE Stock Plans, which will be assumed by Newco. Upon the merger of FCN into Newco (the "Second Effective Time"), each outstanding share of FCN Common Stock will be converted into the right to receive 1.62 (the "Exchange Ratio") shares of Newco Common Stock, each outstanding share of FCN Preferred Stock with Cumulative and Adjustable Dividends, Series B ($100 stated value) ("FCN Series B Preferred"), will be converted into the right to receive one share of Newco Preferred Stock with Cumulative and Adjustable Dividends, Series B ($100 stated value), which will have terms substantially identical to those of the FCN Series B Preferred, and each outstanding share of FCN Preferred Stock with Cumulative and Adjustable Dividends, Series C ($100 stated value) ("FCN Series C Preferred"), will be converted into the right to receive one share of Newco Preferred Stock with Cumulative and Adjustable Dividends, Series C ($100 stated value), which will have terms substantially identical to those of the FCN Series C Preferred. Additionally, each stock option to acquire FCN Common Stock granted under FCN's stock option plans (collectively, the "FCN Stock Plans") which is outstanding and unexercised immediately prior to such time will be converted automatically at the Second Effective Time into an option to purchase Newco Common Stock and will continue to be governed by the terms of the FCN Stock Plans, which will be assumed by Newco. The number of shares of Newco Common Stock subject to such options and the exercise price of such options will be adjusted as provided in the Reorganization Agreement to give effect to the Exchange Ratio.

      The Merger is intended to qualify as a reorganization for purposes of
Section 368(a) of the Internal Revenue Code of 1986, as amended, and for accounting and financial reporting purposes as a pooling of interests. The Merger is subject to a number of conditions set forth in the Reorganization Agreement. The Reorganization Agreement is included as Exhibit 1 hereto and is incorporated herein by reference.

      As a condition and inducement to BANC ONE's entering into the Reorganization Agreement (and a reciprocal stock option agreement), FCN entered into the Option Agreement with BANC ONE pursuant to which FCN granted BANC ONE the Option to purchase up to 57,150,376 shares of FCN Common Stock at a price of $94.00 per share, exercisable only upon the occurrence of certain events. The number of shares issuable upon exercise of the Option (such shares, "Option Shares") is subject to adjustment in the event that any shares of FCN Common Stock are issued or otherwise become

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outstanding or are redeemed, repurchased or retired or otherwise cease to be outstanding after the date of the Option Agreement so that after such action the number of Option Shares equals 19.9% of the number of shares of FCN Common Stock then outstanding without giving effect to any shares subject to or issued under the Option. In addition, the number of shares subject to the Option will be adjusted in the event of any change in the number of shares of FCN Common Stock outstanding by reason of any stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, exchange of shares or the like by FCN. Under certain circumstances set forth in the Option Agreement, FCN can be required to repurchase the Option and any Option Shares at a formula price based on the difference between (x) the price paid to FCN or its stockholders in certain competing transactions involving the acquisition of FCN or the highest last sale price of FCN Common Stock within a defined period and (y) the exercise price of the Option. The Option Agreement is included as Exhibit 2 hereto and is incorporated herein by reference.

      Simultaneously with the execution of the Option Agreement and the Reorganization Agreement, FCN and BANC ONE entered into a reciprocal option agreement (the "Reciprocal Option Agreement") whereby BANC ONE granted to FCN the option to purchase up to 128,122,944 shares of BANC ONE Common Stock at a price of $61.75 per share, exercisable only upon the occurrence of certain events (the "Reciprocal Option"). The number of shares issuable upon exercise of the Reciprocal Option is subject to adjustment in the same manner as described above with respect to the Option. The shares of BANC ONE Common Stock issuable pursuant to the Reciprocal Option would represent approximately 19.9% of the BANC ONE Common Stock issued and outstanding. With the exception of the number of shares subject to the option and the exercise price of the option, the terms of the Reciprocal Option Agreement are substantially identical to the Option Agreement. The Reciprocal Option Agreement is included as Exhibit 3 hereto and is incorporated herein by reference.

      Pursuant to the Reorganization Agreement, Newco, as the Surviving Corporation in the Merger, will be incorporated in the State of Delaware. The Certificate of Incorporation of Newco at the consummation of the Merger (the "Newco Certificate") will be the certificate of incorporation of the Surviving Corporation, and the By-Laws of Newco at the consummation of the Merger (the "Newco By-Laws") will be the By-Laws of the Surviving Corporation. The Newco Certificate and the Newco By-Laws will be substantially similar to the FCN Restated Certificate of Incorporation, as amended (the "FCN Certificate"), and the FCN By-Laws, as amended (the "FCN By-Laws"), respectively (except that the Newco Certificate will provide that the name of the corporation shall be "BANC ONE CORPORATION" and will authorize the issuance of 2.5 billion shares of Newco Common Stock and 50 million shares of preferred stock of Newco, and the Newco Certificate and By-Laws will provide for a board of directors of between 11 and 30 members), with such further modifications as are mutually agreed upon by BANC ONE and FCN. The FCN Certificate is set forth as Exhibit 3(A) to FCN's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and the FCN By-Laws are set forth as Exhibit 3(B) to FCN's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, and each is incorporated by reference herein.

      The Reorganization Agreement provides that the Newco Board after the Effective Time will initially be comprised of 22 directors, including John B. McCoy, Chairman and Chief Executive Officer of BANC ONE, Richard J. Lehmann, President and Chief Operating Officer of BANC ONE, Verne G. Istock, Chairman, President and Chief Executive Officer of FCN and

David J. Vitale, Vice Chairman of FCN. Nine of the remaining directors of Newco will be designated by BANC ONE, and the other nine remaining directors of Newco will be designated by FCN. Following the Effective Time, Mr. Istock will be Chairman of the Board of Directors of the combined company, Mr. McCoy will be President and Chief Executive Officer of the combined company, and each of Messrs. Lehmann and Vitale will be a Vice Chairman of the combined company.

      Pursuant to the Reorganization Agreement, FCN and BANC ONE each have agreed not to pay dividends during the period prior to the effective time of the Merger other than regular quarterly cash dividends of not more than $.44 per share paid by FCN in respect of FCN Common Stock (and dividends on shares of FCN preferred stock pursuant to the terms thereof) and regular quarterly cash dividends of not more than $.38 per share paid by BANC ONE in respect of BANC ONE Common Stock (and dividends on shares of BANC ONE preferred stock pursuant to the terms thereof).

      Except as set forth in this Item 4, BANC ONE has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

      The preceding summary of certain provisions of the Reorganization Agreement, the Option Agreement and the Reciprocal Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.        Interest in Securities of the Issuer

      (a) and (b). Pursuant to the Option Agreement, BANC ONE has the right, exercisable only in certain circumstances, none of which has occurred as of the date hereof, to acquire up to 57,150,376 shares of FCN Common Stock (subject to adjustment as described in Item 4), which represents beneficial ownership of approximately 19.9% of the shares of FCN Common Stock currently outstanding. If BANC ONE were to acquire such shares, it would have sole voting and investment power with respect thereto. Because of the limited circumstances in which the option granted under the Option Agreement is exercisable, BANC ONE disclaims beneficial ownership of such shares of FCN Common Stock subject to the Option Agreement.

      As of April 17, 1998, subsidiaries of BANC ONE, in the ordinary course of their trust and investment management business, held 958,285 shares of FCN Common Stock in trust accounts, managed accounts or under similar arrangements on behalf of third parties (collectively, "Trust Accounts"), constituting less than 1% of the shares of FCN Common Stock outstanding as of such date. BANC ONE has sole voting power with respect to 474,309 shares of FCN Common Stock held in Trust Accounts, shared voting power with respect to 3,335 shares of FCN Common Stock held in Trust Accounts, sole dispositive power with respect to 390,368 shares of FCN Common Stock held in Trust Accounts and shared dispositive power with respect to 51,617 shares of FCN Common Stock held in Trust Accounts. Such shares are not included in the shares of FCN Common Stock covered by this
Schedule 13D. BANC ONE disclaims beneficial ownership of such shares.

      Except as set forth above and except for 450 shares of FCN Common Stock beneficially owned by John R. Hall (a director of BANC ONE) and 1.26875 shares of FCN Common Stock beneficially owned by John R. Tolleson (a director of BANC ONE), neither BANC ONE nor, to its knowledge, any of the persons identified in Item 2 above beneficially own any shares of FCN Common Stock.

        (c) Except to the extent of transactions in a fiduciary capacity, there have been no transactions in shares of FCN Common Stock by BANC ONE, or, to the best knowledge of BANC ONE, any of BANC ONE's executive officers and directors, during the past 60 days.

       (d)     Not applicable.

       (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Not applicable. Except as set forth in Items 3, 4 and 5, neither BANC ONE nor, to the best knowledge of BANC ONE, any of its directors or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of FCN.

Item 7.        Materials to be Filed as Exhibits

                   1. Agreement and Plan of Reorganization, dated as of April
            10, 1998, by and among BANC ONE CORPORATION, FIRST CHICAGO NBD CORPORATION, and HORNET REORGANIZATION CORPORATION (incorporated by reference to Exhibit 2.1 to BANC ONE's Current Report on Form 8-K, dated April 10, 1998 (File No. 1-8552)).

                   2. Stock Option Agreement, dated as of April 10, 1998, by and between FIRST CHICAGO NBD CORPORATION, as issuer, and BANC ONE CORPORATION, as grantee (incorporated by reference to Exhibit 99.1 to BANC ONE's Current Report on Form 8-K, dated April 10, 1998 (File No. 1-8552)).

                   3. Stock Option Agreement, dated as of April 10, 1998, by and between BANC ONE CORPORATION, as issuer, and FIRST CHICAGO NBD CORPORATION, as grantee (incorporated by reference to Exhibit 99.2 to BANC ONE's Current Report on Form 8-K, dated April 10, 1998 (File No. 1-8552)).


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                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 20, 1998


                                    BANC ONE CORPORATION


                                    /s/ Steven Alan Bennett
                                    -------------------------
                                    Steven Alan Bennett, Esq.
                                    Senior Vice President, General Counsel
                                      and Secretary

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







                                     ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              BANC ONE CORPORATION

      The names, business addresses and present principal occupations of the directors and executive officers of BANC ONE CORPORATION ("BANC ONE") are set forth below. If no business address is given, the director's or executive officer's business address is 100 East Broad Street, Columbus, Ohio 43271. The business address of each BANC ONE director is also the business address of such director's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.


 I.      DIRECTORS

                             Present Principal Occupation
Name                         or Employment and Address

Bennett Dorrance             Chairman and Managing Director
                             DMB Associates, Inc.
                             (real estate investment and development)
                             4201 North 24th Street, Suite 120
                             Phoenix, Arizona  85016

Charles E. Exley, Jr.        Corporate director
                             2350 Kettering Tower
                             Dayton, Ohio 45423

John R. Hall                 Retired Chairman and
                               Chief Executive Officer
                             Ashland, Inc.
                             (oil  refiner, manufacturer and
                             distributor of chemicals)
                             500 Diederich Boulevard
                             Russell, Kentucky  41169

Laban P. Jackson, Jr.        Chairman and Chief Executive Officer
                             Clear Creek Properties, Inc.
                             (real estate development)
                             2365 Harrodsburg Road
                             Suite B230
                             Lexington, Kentucky 40504-3300

                             Present Principal Occupation
Name                         or Employment and Address


John W. Kessler              Chairman
                             The New Albany Company
                             (real estate development)
                             5076 Whytehouse Lane
                             New Albany, Ohio 43054

Richard J. Lehmann           President and Chief Operating Officer
                             BANC ONE CORPORATION

John B. McCoy                Chairman and Chief Executive Officer
                             BANC ONE CORPORATION

John G. McCoy                Chairman of the Executive Committee
                             BANC ONE CORPORATION

Thekla R. Shackelford        Education consultant
                             6020 Havens Road
                             Gahanna, Ohio 43230

Alex Shumate                 Office Managing Partner
                             Squire, Sanders & Dempsey
                             (attorneys-at-law)
                             41 South High Street, Suite 1300
                             Columbus, Ohio 43215

Frederick P. Stratton, Jr.   Chairman and Chief Executive Officer
                             Briggs & Stratton Corporation
                             (manufacturer of air cooled gasoline engines
                             for outdoor power equipment)
                             12301 West Wirth Street
                             Wauwatosa, Wisconsin  53222

John C. Tolleson             Former Chairman and
                               Chief Executive Officer
                             First USA, Inc.
                             1601 Elm Street
                             47th Floor
                             Dallas, Texas 75201

                             Present Principal Occupation
Name                         or Employment and Address


Robert D. Walter             Chairman and Chief Executive Officer
                             Cardinal Health, Inc.
                             (wholesale distributor of pharmaceuticals and related healthcare products)
                             5555 Glendon Court
                             Dublin, Ohio 43016


II.     EXECUTIVE OFFICERS

                             Present Principal Occupation
Name                         or Employment and Address

Peter W. Atwater             Treasurer
                             BANC ONE CORPORATION

Steven A. Bennett            Senior Vice President, General Counsel and
                               Secretary
                             BANC ONE CORPORATION

William P. Boardman          Senior Executive Vice President
                             BANC ONE CORPORATION

A. William Crowley, Jr.      Senior Vice President and
                              Chief Credit Officer
                             BANC ONE CORPORATION

Thomas E. Hoaglin            Chairman and Chief Executive Officer
                             Banc One Services Corporation

Richard J. Lehmann           President and Chief Operating Officer
                             BANC ONE CORPORATION

William C. Leiter            Senior Vice President and Controller
                             BANC ONE CORPORATION

Richard D. Lodge             Senior Vice President
                             BANC ONE CORPORATION

John B. McCoy                Chairman and Chief Executive Officer
                             BANC ONE CORPORATION

                             Present Principal Occupation
Name                         or Employment and Address


Michael J. McMennamin        Executive Vice President and
                               Chief Financial Officer
                              BANC ONE CORPORATION

Ronald G. Steinhart          Chairman and Chief Executive Officer
                             Banc One National Commercial
                                  Banking Group
                                1717 Main Street
                               Dallas, Texas 75201

Kenneth T. Stevens           Chairman and Chief Executive Officer
                              Banc One Retail Group

Richard W. Vague             Chairman and Chief Executive Officer
                             First USA Bank
                             201 North Walnut Street
                           Wilmington, Delaware 19801

Donald A. Winkler            Chairman and Chief Executive Officer
                             Finance One Corporation

  Exhibit Number                           Description

        1. Agreement and Plan of Reorganization, dated as of April 10, 1998, by and among BANC ONE CORPORATION, FIRST CHICAGO NBD CORPORATION, and HORNET REORGANIZATION CORPORATION (incorporated by reference to Exhibit 2.1 to BANC ONE's Current Report on Form 8-K, dated April 10, 1998 (File No. 1-8552)).
        2. Stock Option Agreement, dated as of April 10, 1998, by and between FIRST CHICAGO NBD CORPORATION, as issuer, and BANC ONE CORPORATION, as grantee (incorporated by reference to Exhibit 99.1 to BANC ONE 's Current Report on Form 8-K, dated April 10, 1998 (File 1-8552)).
        3. Stock Option Agreement, dated as of April 10, 1998, by and between BANC ONE CORPORATION, as issuer, and FIRST CHICAGO NBD CORPORATION, as grantee (incorporated by reference to Exhibit 99.2 to BANC ONE's Current Report on Form 8-K, dated April 10, 1998 (File No. 1-8552)).


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